UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

Integrated Security Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

45812J101 (CUSIP Number)

Robert A. Welp, Esq.

Hogan & Hartson L.L.P.

8300 Greensboro Drive

Suite 1100

McLean, Virginia 22102

(703) 610-6119

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45812J101

1.	Names of Reporting Person I.R.S. Identification No. of above person (Entities Only) Paul Gerard Roland

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 5,000,000 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 5,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 6.82%

14.	Type of Reporting Person* IN

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP No. 45812J101

1.	Names of Reporting Person I.R.S. Identification No. of above person (Entities Only) Mary Peek Roland

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 5,000,000 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 5,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 6.82%

14.	Type of Reporting Person* IN

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

CUSIP No. 45812J101

Item 1. Security and Issuer

This Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Shares”), of Integrated Security Systems, Inc., a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 8200 Springwood Drive, Suite 230, Irving, Texas, 75063.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Paul Gerard Roland (“Mr. Roland”) and his wife Mary Roland (“Mrs. Roland,” collectively with Mr. Roland, the “Reporting Persons”).

(b) The principal business address of the Reporting Persons is c/o Integrated Security Systems, Inc., 8200 Springwood Drive, Suite 230, Irving, Texas, 75063.

(c) Mr. Roland serves as a Director of the Issuer. Mrs. Roland is not presently employed.

(d) Neither of the Reporting Persons have, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of the Reporting Persons became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Shares beneficially owned by the Reporting Persons and disclosed herein were received in exchange for shares in ARMR Services Corporation (“ARMR”) owned by the Reporting Persons in connection with the acquisition by merger of ARMR with and into a wholly owned subsidiary of the Issuer (the “Merger”). At the Closing, the Reporting Persons also received a cash payment of $176,500. During the three years following the Closing, the Reporting Persons are eligible to receive up to an additional $1,073,500 in cash payments based on the sales revenue for the surviving wholly owned subsidiary of the Issuer.

Item 4. Purpose of Transaction

As described above in Item 3, the Shares were acquired pursuant to the Merger. The Reporting Persons have acquired the shares for investment purposes.

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The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the Shares which they now own or may hereafter acquire.

Except as noted above, the Reporting Persons do not have any present plans or proposals that relate to, or would result in, acquisition or disposition of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, a sale or transfer of a material amount of the Issuer’s assets, a change in the present Board of Directors or management of the Issuer, a change in the present capitalization or the dividend policy of the Issuer, any other material change in the Issuer’s business or corporate structure, or a change in the Issuer’s charter or bylaws or with respect to the delisting or deregistration of any of the Issuer’s securities.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this report, the Reporting Persons, beneficially own an aggregate of 5,000,000 Shares, which represents 6.82% of the Issuer’s Shares. The Shares beneficially owned by the Reporting Persons are held of record in the name of Mrs. Roland. Mr. Roland, may, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, be deemed to beneficially own the Shares held by Mrs. Roland.

(b) As of the date of this report, the Reporting Persons share power, to vote or direct the voting of, or dispose or direct the disposition of 5,000,000 Shares of the Issuer.

(c) Neither of the Reporting Persons have effected any transactions, other than those described herein, in the class of securities described herein during the past 60 days.

(d) No person, other than the Reporting Persons, have the right to receive or the power to direct the receipt of dividends from, or the proceeds for the sale of, the Shares beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or

            Relationships with Respect to Securities of the Issuer

The Reporting Persons are entitled to certain rights with respect to the registration of the Shares under the Securities Act of 1933 pursuant to a Registration Rights Agreement that the Issuer entered into with Mrs. Roland and Ann Beth Rosenbloom (each a “Holder”) on September 5, 2003 (the “Registration Rights Agreement”). Under the terms of the Registration Rights Agreement, subject to certain limitations, the Issuer agrees to use its best efforts to register all or any portion of the Shares beneficially owned by the Holders on one (1) occasion upon receipt of a written request from a Holder, provided however that the Holders cannot exercise such demand registration rights pursuant to the Registration Rights Agreement for a period of one (1) year following the date of the Registration Rights Agreement unless Renaissance Capital Growth & Income Fund III

CUSIP No. 45812J101

(“Renaissance Capital”) and/or Renaissance US Growth & Income Trust PLC (“Renaissance PLC”) exercise any of their respective registration rights pursuant to any agreement which grants registration rights to Renaissance Capital and/or Renaissance PLC. The Registration Rights Agreement specifies that if the Holders intend to distribute the Shares beneficially owned by the Holders by means of an underwritten offering, the Holders must include such information in their request to the Issuer, and the Holders will be subject to underwriter cut-backs, if any, on a pro rata basis among all Holders that have requested to participate in such registration. The registration statement will remain effective for one hundred eighty (180) days, unless earlier terminated upon the request of the Holders. Except for cases of a registration statement relating solely to the sale of securities to participants in the Issuer’s stock plans or employee benefit plans, or a registration statement relating solely to a transaction for which a Form S-4 may be used, the Holders of Shares beneficially owned by them have unlimited piggyback registration rights until all of the registrable Shares then outstanding may be sold pursuant to Rule 144(k) promulgated under the Securities Act of 1933. In the case of an underwritten offering, if the underwriter shall advise the Issuer to reduce the number of Shares offered, such offering will include, first, up to the maximum number of securities to be sold by the Issuer for its own account, and second, as to the balance, if any, of registrable Shares requested to be included by the Holders (pro rata as between Holders and all other holders of Shares of the Issuer exercising registration rights based upon the number of Shares proposed to be registered by each). This right is subject to certain exceptions and limitations set forth in the Registration Rights Agreement. This summary of the Registration Rights Agreement is qualified in its entirety by the full terms and conditions of the Registration Rights Agreement. A copy of the Registration Rights Agreement is filed herewith as Exhibit A hereto.

Item 7. Materials to be Filed as Exhibits

Exhibit A. Registration Rights Agreement, dated as of September 5, 2003, by and between Integrated Security Systems, Inc., Mary Roland and Ann Rosenbloom.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

/s/ Paul Gerard Roland

Date: October 17, 2003	Paul Gerard Roland

/s/ Mary Peek Roland

Date: October 17, 2003	Mary Peek Roland